Exhibit 99.1

Draganfly Announces Strategic Defense Partnership with Defense Prime Global Ordnance

Synergistic Alliance to Advance UAS Solutions for U.S. Defense and Allied Markets

TAMPA, FL – October 9, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems today announced that it has executed a formal agreement with Global Ordnance, a U.S. Defense Logistics Agency (DLA) prime contractor, whereby Global Ordnance will serve as a U.S. defense partner for Draganfly’s line of unmanned aerial systems (UAS) and related solutions.

Under the agreement, Draganfly and Global Ordnance will collaborate to accelerate U.S. defense adoption of Draganfly platforms, embed manufacturing and responsive supply chain support, and integrate mission-specific capabilities tailored to U.S. and allied defense applications.

This partnership marks a significant step toward delivering sovereign, mission-ready drone systems to U.S. defense and security markets, harnessing the strengths of both companies to meet evolving operational requirements.

Global Ordnance is headquartered in Sarasota and Tampa, Florida, with subsidiaries Global Military Products and Mountain Horse, LLC. The company supplies the U.S. and allied armed forces with defense and security solutions, logistics support, program management, and tactical hardware.

Draganfly is a long-standing UAS and autonomous systems developer with multiple defense and public safety customers. Its Commander 3XL and Flex FPV drones have been adopted by branches of the U.S. Department of Defense and other international defense organizations, positioning Draganfly as a key player in defense modernization and sovereign supply initiatives.

The partnership leverages Global Ordnance’s extensive defense contracting and logistics expertise with Draganfly’s advanced drone technology, creating synergies in U.S. market access, regulatory compliance, logistics integration, mission system tailoring, and supply chain resilience. Together, the companies aim to enhance the availability and operational readiness of mission-critical UAS technologies across defense and allied sectors.

“We are thrilled to join forces with Global Ordnance as a leading defense provider,” said Cameron Chell, CEO of Draganfly. “Their track record in U.S. defense, logistics, and mission support complements Draganfly’s capabilities in advanced autonomy systems and defense-grade UAS manufacturing.”

“Global Ordnance has long focused on delivering responsive, mission-proven solutions to defense customers,” said Marc Morales, CEO of Global Ordnance. “Partnering with Draganfly enables us to expand into next-generation unmanned systems.”

The global defense unmanned systems market is expanding rapidly, driven by increasing demand for ISR (Intelligence, Surveillance, and Reconnaissance) capabilities, autonomous operations, and secure communications. The U.S. Department of Defense continues to prioritize investment in small UAS, counter-UAS, and interoperability initiatives, underscoring the importance of trusted, NDAA-compliant suppliers such as Draganfly and Global Ordnance.

About Global Ordnance

Global Ordnance is a veteran-led defense solutions provider based in Sarasota/Tampa, Florida. Global Ordnance delivers mission-critical capabilities in munitions, weapons, tactical gear, logistics, program management, and integrated supply chain solutions. With over 250 years of aggregated experience, Global Ordnance supports U.S. and allied military, defense industry prime contractors, and government clients.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

NASDAQ (DPRO)

CSE (DPRO)

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Media Contact

Erika Racicot

Email: media@draganfly.com

Investor Relations

Email:investor.relations@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to to the partnership helping to accelerate U.S. defense adoption of Draganfly platforms, embed manufacturing and responsive supply chain support, and integrate mission-specific capabilities tailored to U.S. and allied defense applications. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.